UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No.10 )*

Under the Securities Exchange Act of 1934

Plug Power, Inc.

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

72919P103

(CUSIP Number)

Catherine S. Hill, Esq.

Mechanical Technology Incorporated

431 New Karner Road

Albany, New York 12205

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2003

(Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P103
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mechanical Technology Incorporated I.R.S. Identification No. 141462255

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization State of New York

		7	Sole Voting Power	6,073,227

Number of Shares Beneficially Owned by Reporting Person With		8	Shared Voting Power	0

		9	Sole Dispositive Power	6,073,227

		10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person			6,073,227

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13	Percent of Class Represented by Amount in Row (11)	9.96%

14	Type of Reporting Person (see Instructions)	CO

Schedule 13D/A

This Amendment No. 10 to the Schedule 13D amends and supplements the Schedule 13D originally filed on December 11, 2000 (the "Schedule 13D") by Mechanical Technology Inc., a New York Corporation. Unless otherwise defined herein, all capitalized terms used herein have the respective meanings given to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to read as follows:

The business conducted by the Issuer was initially developed by MTI prior to June 1997, and was contributed to Plug Power, LLC (the predecessor of the Company) in exchange for equity interests.

On December 20, 2002, MTI entered into an exchange transaction with First Albany Companies Inc. (FAC) where 8 million shares of MTI common stock owned by FAC were exchanged for 2,721,088 shares of Plug Power common stock owned by MTI.

On December 17, 2001, MTI entered into a plan under Rule 10b5-1 (the "Plan") pursuant to which MTI will sell shares of Common Stock of the Issuer. The Plan provided for the sale of, and MTI sold, 1.2 million shares in 2002. The Plan provides for the sale of 2 million shares in 2003. MTI sold 1.5 million shares pursuant to the Plan and on August 18, 2003 sold 500,000 shares pursuant to Rule 144. MTI has cancelled its Plan for the remainder of the year.

In addition to the foregoing, as significant shareholders of Plug Power, MTI may consider, from time to time, (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) causing a class of equity securities of the Issuer to become eligible for termination of a registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read as follows:

As of August 18, 2003:

(a) MTI is the direct and beneficial owner of 6,073,227 shares of the Issuer Common Stock, including shares covered by the Plan, representing 9.96% of the Common Stock outstanding.

(b) MTI has the sole power to vote and sole dispositive power for 6,073,227 shares of the Issuer Common Stock.

(c) During the past sixty (60) days MTI has sold shares of Common Stock of the Issuer, in open market transactions, as follows:

Date	Number of shares	Price per share	Date	Number of shares	Price per share
06/20/03	6,636	$ 5.0771	07/22/03	12,100	$ 4.3994
06/23/03	1,500	$ 5.0600	07/23/03	10,314	$ 4.5092
06/24/03	5,000	$ 4.7800	07/24/03	5,000	$ 4.5200
06/25/03	7,500	$ 4.8422	07/25/03	5,000	$ 4.4045
06/26/03	6,500	$ 4.8201	07/28/03	5,000	$ 4.5200
06/27/03	10,500	$ 4.8649	07/29/03	5,000	$ 4.5617
06/30/03	17,000	$ 4.7571	07/30/03	5,000	$ 4.5807
07/01/03	5,300	$ 4.5264	07/31/03	5,000	$ 4.5119
07/02/03	5,100	$ 4.5774	08/01/03	5,000	$ 4.3907
07/03/03	5,000	$ 4.6424	08/04/03	5,000	$ 4.2600
07/07/03	10,600	$ 4.6424	08/05/03	2,500	$ 4.2602
07/08/03	7,700	$ 4.8978	08/06/03	5,000	$ 4.1284
07/09/03	5,000	$ 4.9550	08/07/03	5,000	$ 4.0542
07/10/03	5,000	$ 4.9092	08/08/03	5,000	$ 4.0046
07/11/03	3,500	$ 4.9566	08/11/03	2,865	$ 4.1024
07/14/03	7,600	$ 4.9977	08/12/03	7,500	$ 4.0688
07/15/03	6,900	$ 4.7554	08/13/03	7,821	$ 4.1168
07/16/03	7,500	$ 4.7567	08/14/03	7,500	$ 4.1370
07/17/03	3,700	$ 4.6748	08/15/03	285,500	$ 4.9449
07/18/03	27,100	$ 4.6218	08/18/03	500,000	$ 5.2866
07/21/03	8,900	$4.4934

No other Control Person has purchased or sold any shares of Plug Power Common Stock.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

Dated: August 20, 2003

Mechanical Technology Incorporated

s/Cynthia A. Scheuer
By: Cynthia A. Scheuer